DEXIA
Group

02 DEC 10 AM 8:32

The Secretary-General

02060906

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

November 27th, 2002

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia today.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Yours faithfully

p.o.
E. du Roy de Blicquy
Secretary General

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/9

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748

7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

DEX 5031-5 0008U1

PRESS RELEASE

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

27/11/2002
1 p.

«MEDIA»
«NOM»

Dexia announces that Mr Luc Onclin will step down from his duties within the Group and the bank for personal and family reasons. He will leave his position of Chairman of the Management Board of Dexia Bank Belgium and the Management Board of Dexia at the end of the year after having spent more than 31 years first with Crédit Communal de Belgique then with Dexia Bank Belgium. He joined the bank's Management Board in 1984, became its Vice-Chairman in 1989 and Chairman in 1999. Since 1999, he has also been Vice-Chairman of the Management Board of the Dexia Group.

Mr Axel Miller will be appointed by the Board of Directors as Chairman of the Management Board of Dexia Bank Belgium as of January 1, 2003.
The appointment will be submitted to the approval of the Belgian Banking and Finance Commission.

Axel Miller will also take the responsibility of the businessline of Retail Financial Services within the Dexia Group Management Board.

Axel Miller joined the Dexia Group as General Counsel in May 2001.

In June 2001, he was also entrusted with the responsibility of the integration of Dexia Bank Belgium and of Artesia Banking Corporation, a duty that he fulfilled in close collaboration with Luc Onclin and the other members of the bank's Management Board. At present he is a member of the Management Board of Dexia and a member of the Management Board of Dexia Bank Belgium.

Given his current duties within the bank, Axel Miller is in a perfect position to ensure a smooth transition fully conform to the objectives of the Group and the bank.

His appointment as Chairman of the Management Board of Dexia Bank Belgium is also the guarantee of continuity within change that is to lead Dexia in the foreground of Belgian banks in terms of offered services and products as well as in terms of financial performance and profitability.

***Axel Miller**, 37, law graduate from the Université Libre de Bruxelles, began in 1987 as a lawyer for Simont & Simont. In September 1990, he joined Davis Polk & Wardwell, first in New York then in Paris. He was called to the bar in Brussels in January 1991. Working for Stibbe Simont Monahan Duhot in Brussels from December 1991, he became partner in 1996, member of the recruitment committee and then member of the Management Board. In May 1999, he joined Clifford Chance in Brussels as an associate.*
Since May 2, 2001 he has been active as General Counsel of the Management Board of the Dexia Group. He joined the Management Board of Dexia Bank Belgium in January 2002.